Exhibit 99.1

Berliner Wasserbetriebe A.ö.R

In March 2010, the German Federal Cartel Office (“FCO”) launched an administrative investigation into Berliner Wasserbetriebe A.ö.R (“BWB”), a company held at 100% by the Land but on which RVB (a company jointly controlled by Veolia Wasser GmbH and RWE) has indirect economic rights, alleging an abuse of dominant position in water distribution, allegedly characterized by charging excessive rates. Upon completion of its investigation, on December 5, 2011, the FCO addressed a statement of objections (draft decision) to BWB for comment, in which it demanded a reduction in its average annual proceeds. BWB and Veolia Wasser GmbH (as third party intervener) addressed their comments to the FCO at the end of January 2012. A second statement of objections was notified to BWB on April 2, 2012, which raised once again comments from BWB and Veolia Wasser GmbH. The FCO then delivered on June 5, 2012 a final decision, ordering a decrease in BWB’s average annual proceeds per cubic meter generated from the sale of drinking water to end customers of 17 to 18% as compared to 2011 (reference year), for the next four years. This decrease should be implemented no later than December 31, 2013. BWB initiated a proceeding on the merits before the Court of Appeal of Düsseldorf on June 11, 2012.

Concomitantly, BWB contested in March 2011 the FCO’s jurisdiction before the administrative court; this court declared it lacked jurisdiction to hear the proceedings. An appeal has been lodged before the Münster regional administrative high court, which confirmed the decision of the administrative court on July 12, 2012.

Furthermore, in April 2009, Veolia Wasser GmbH and RWE brought an action before an arbitration court against the Land of Berlin for recognition of their method of recalculation of depreciation on replacement values at market price (“Wiederbeschaffungszeitwerte” or “WBZW”) and for which they seek compensation.

In parallel, Veolia Wasser GmbH also lodged on March 12, 2012 a constitutional complaint against the Berlin Public Disclosure Act (“Offenlegungsgesetz”) before the German federal constitutional court with regard to the disclosure of the partial privatization contracts of BWB dated January 18, 1999 and their subsequent amendments.

Finally, after the announcement by RWE of its intention to dispose of its shares in RVB to the Land of Berlin (and, as a consequence, of its indirect economic rights in BWB), Veolia Wasser GmbH sought a preliminary injunction against the disposal. On May 30, 2012, the court rejected the motion of Veolia Wasser GmbH. Veolia Wasser GmbH appealed the decision on June 1, 2012 but its request was rejected on August 29, 2012. On July 18, 2012, the Land of Berlin and RWE entered into a share purchase agreement. This sale was ratified on October 25, 2012 by the Land parliament, and took effect October 30, 2012.

Veolia Wasser GmbH also initiated arbitration proceedings against RWE on August 10, 2012 seeking compensation for the intended transfer of the share held by RWE in RVB to the Land of Berlin. The arbitration court has not yet been constituted.

At this point, the Company is unable to determine the implementation modalities for the tariff reduction or to assess whether these proceedings are likely to have a material impact on its financial position or results.

Société Nationale Maritime Corse Méditerranée (SNCM)

Corsica Ferries has brought a number of legal proceedings against SNCM, a subsidiary of Veolia Transdev. Corsica Ferries requested the invalidation of the June 7, 2007 decision awarding a contract (a public service delegation agreement) for marine service to Corsica to the SNCM/CMN group for the 2007-2013 period. This request was denied by a judgment of the Bastia administrative court on January 24, 2008. Corsica Ferries appealed this decision to the Marseille administrative court of appeals. In an order dated November 7, 2011, the administrative court of appeals cancelled the judgment of the Bastia administrative court, instructing the concession authority either to negotiate a voluntary agreement for the termination of the public service delegation agreement from September 1, 2012, or to institute proceedings before the Bastia administrative court within six months of the notification (i.e. before May 7, 2012) to take the appropriate measures. As a consequence, the concession authority filed a motion for termination of the public service delegation agreement with the Bastia administrative court on February 24, 2012. SNCM, for its part, appealed the order to the French administrative Supreme Court on January 5, 2012. On July 13, 2012, the French administrative Supreme Court cancelled the decision of the Marseille administrative court of appeals dated November 7, 2011 and referred the matter back to this court.

Veolia Transport’s acquisition of an interest in SNCM from Compagnie Générale Maritime et Financière (“CGMF”) was notably conditioned on the concession authority maintaining the marine service to Corsica under a public service delegation agreement. In the absence of an appeal by the concession authority, Veolia Transport notified CGMF on January 13, 2012 of its decision to exercise the cancellation clause in the privatization Memorandum of Understanding of May 16, 2006. On January 25, 2012, CGMF contested the exercise of this cancellation clause. In the absence of a reaction from CGMF to a proposal for the out-of-court settlement of the dispute, Veolia Transport notified CGMF on February 7, 2012 of its intention to submit the case to the competent legal authority. On May 11, 2012, Veolia Transport brought an action against CGMF before the Paris commercial court. The next hearing has been set for September 24, 2012 for presentation by the CGMF of its submissions in reply.

On February 17, 2012, the French competition authority recommended that the concession authority assess its needs in terms of marine service to Corsica in order to limit the scope of a future public service delegation to the minimum necessary.

Corsica Ferries has also contested the validity of a European Commission decision of July 8, 2008, which held that certain payments by the French Government in connection with the SNCM privatization process did not constitute State aid within the meaning of article 107 of the Treaty on the Functioning of the European Union ("TFEU") and authorized other payments made by the French Government prior to the privatization. Under the TFEU, governments may only provide subsidies (known as "State aid") to commercial entities in limited circumstances, with European Commission authorization.  On September 11, 2012, the General Court of the European Union partially annulled the European Commission decision of July 8, 2008.  As a consequence, the reconsideration of the measures provided (which includes the measures provided within the context of the privatization process and part of the measures provided prior to the privatization) is remanded to the European Commission, which will open a new examination procedure of the matter.  SNCM intends to appeal this judgment of the General Court of the European Union. The Company estimates that, should the measures provided be found to constitute State aids incompatible with the TFEU after reconsideration by the European Commission, the maximum amount potentially at risk for SNCM is approximately €275 million, excluding interest.

On June 27, 2012, the European Commission announced that it had opened investigative proceedings aimed at determining whether the payments received by SNCM and CMN for the maritime service from Marseille to Corsica in respect of the public service delegation for the 2007-2013 period were in line with the European Union state aid rules.

In an action brought before the French Competition Council, Corsica Ferries has contended that SNCM and CMN had formed an unjustified grouping that constituted an anti-competitive cartel, that this grouping constituted an abuse of a dominant position and, lastly, that presenting a bid requesting excessive subsidies (suggesting the existence of cross-subsidies) also constituted an abuse of a dominant position. On April 6, 2007, the French Competition Council dismissed the two claims concerning the grouping. Proceedings on the merits and the investigation of the French Competition Authority (the successor to the French Competition Council) on the claim of excessive subsidies are underway. The investigation is also focusing on the performance terms of the public service delegation agreement (monitoring the application of the guaranteed receipts clause and the corresponding changes in the amount of subsidies received by the parties being awarded the contract). As of this date, no complaint has been served.

Connex Railroad

On October 17, 2012, several insurers who contributed to the settlement fund for the victims of the September 2008 Chatsworth accident (California) and their families filed a lawsuit against Connex Railroad LLC, Connex North America, Inc. and Veolia Transportation, Inc. in California state court in Los Angeles County, to recover the amounts paid towards that settlement fund, i.e. $132.5 million. The Company considers the lawsuit to be without merit and intends to seek its dismissal.